

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2012

Via E-mail
Terry C. Matlack
Chief Financial Officer
Tortoise Capital Resources Corporation
11550 Ash Street, Suite 300
Leawood, Kansas 66211

      Re: Tortoise Capital Resources Corporation
               Amendment No. 3 to Registration Statement on Form S-3
               Filed February 21, 2012
               File No. 333-176944

Dear Mr. Matlack:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplemental Pro Forma Selected Financial Data, page 20

1. You state that you included aggregate financial information for your limited partnership interests in your Form 10-K filed February 13, 2012 as required by Rule 4-08(g) of Regulation S-X. Please tell us how this information complies with the requirements of Rule 4-08. We note that the information disclosed on page F-14 of your Form 10-K does not include net income and is also not based on the same year-end as your company; please advise.

2. We note that the Division of Corporation Finance's Chief Accountant's Office continues to consider your written submission regarding Rule 3-09 of Regulation S-X.

3. We await the filing of the financial statements for the EIP investment in accordance with Rule 3-14 of Regulation S-X.

4. We note the draft Form 8-K included within your response in Exhibit B. We also note that footnote (2) in Exhibit 99.2 of the draft Form 8-K refers to the "useful lives" of the assets; please clarify if all of the transmission assets will be treated as one asset for purposes of depreciation with one useful life or if the assets have different useful lives. We note that the assets include a transmission line, tower, easement rights, converters and other grid support components. Discuss the basis in GAAP for the method used.

Form 10-K for the Fiscal Year ended November 30, 2011

Consolidated Statements of Income, page F-4

5. Please tell us your basis for including "Deferred tax benefit" within "Loss from Operations" on your income statement and how your presentation complies with Rule 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

6. Please tell us your basis for classifying "Return of capital on distributions received" as an operating cash flow, rather than an investing cash flow. For reference, see ASC 230-10-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782, or Cicely LaMothe, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Steven F. Carman
    Eric J. Gervais